Contact

www.linkedin.com/in/troyroot5
(LinkedIn)

Top Skills

Financial Analysis
Investments
Leadership

Certifications

Bloomberg Essentials Training Program

Honors-Awards

Comprehensive Growth Strategy Winners ◆ Financial Analyst and Group Leader

Troy Root

Portfolio Manager at Garda Capital Partners
Washington DC-Baltimore Area

Experience

Ad Fontes Media

Director & Shareholder
April 2023 - Present (1 year 6 months)

* Training AI on bias and reliability.

* Funding quality journalism.

* Teaching media literacy.

Garda Capital Partners

7 years

Portfolio Manager
July 2019 - February 2023 (3 years 8 months)
Greater Minneapolis-St. Paul Area

Associate Portfolio Manager
January 2019 - June 2019 (6 months)
Greater Minneapolis-St. Paul Area

Analyst
November 2017 - January 2019 (1 year 3 months)
Greater Minneapolis-St. Paul Area

Trading Assistant
March 2016 - November 2017 (1 year 9 months)
Greater Minneapolis-St. Paul Area

Central Michigan University Development Board

Investment Committee Board Member (Non-Voting)
November 2014 - December 2015 (1 year 2 months)

• The Investment Committee is comprised of alumni practitioners; they make asset allocation recommendations for Central Michigan University's $100 Million endowment.

• Participation as a Student:

→ Observe the asset allocation decision making process.

→ Conduct analysis and research for specific asset classes.

→ Examine the synthesized research conducted by consultants.

Student Managed Endowment
Chief Investment Officer/Leader of Restructuring
August 2014 - December 2015 (1 year 5 months)
Mount Pleasant, Michigan

• Student Endowment Restructuring:

→ Successfully enacted and replaced a 24 year old Investment Policy Statement.

→ Led a managed restructuring of endowments process, cost structure, and how the portfolios capital is allocated.

→ Developed new guidelines that authorize previously restricted securities; expanding into new asset classes, and established a set of risk management principles.

Charter Capital Partners
Mergers & Acquisitions and Venture Capital Intern
May 2015 - August 2015 (4 months)

• Responsible for building financial models, excel modeling, conducting due diligence, in depth research and generating pitch books.

• Provided Charter a synthesized analysis of a potential acquirer that got Charter hired by the client.

→ Conducted in depth research of a potential acquirer, including vital information about the firms operations, restructuring, financial performance, and current and future projects. I also provided an analysis which was the reason why Charter was hired.

• Discovered significant issues while conducting due diligence on a client in the oil & gas services industry; also found a severe miscalculation in the valuation models maintenance Capex. Every potential buyer, but one, dropped out because of the issues I had warned about.

Association for Corporate Growth
Valuation Analyst for Mergers & Acquisitions Case
February 2015 - February 2015 (1 month)

• Finished 2nd with half the resources.

• Analyzed complex business case and presented valuation, strategies, strategic alternatives and financing options to the board of directors.

• Completed profound due diligence to derive the company's valuation range using discounted cash flow, leveraged buyout, precedent transaction, and comparable company analysis models.

• Presented strategic suggestion to the board of directors based on our analysis and knowledge of deal structure.

Northwestern Mutual
Financial Advisor Intern
May 2013 - August 2014 (1 year 4 months)
Ann Arbor, MI

• Managed an independent financial practice; wrote $51,000 in premium credit.
• Responsible for prospecting, scheduling meetings, and building my own
client base.
• Conduct audit of clients needs, then independently analyze the clients goals
and objectives.
• Synthesize the information to conduct a comprehensive and strategic
financial plan.
• Present the plan to clients.

CBOE
Investing and Trading for College Students
July 2013 - July 2013 (1 month)

• Mock trading in the E-Mini S&P 500 pit.
• Learned complex derivative pricing models, the use of greeks in option
strategies, and different strategies institutional investors use to hedge their
portfolios.

Young Entrepreneurs Across America
Branch Manager
June 2012 - August 2012 (3 months)
Howell, MI

• Operated and managed an exterior painting business, responsible for
recruiting, hiring, marketing, booking business, conducting payroll and
managing financial position to maximize profitability.
• Analyze risk and profitability of future projects.
• Top 5 producer in the country.
• Generated $68,000 of revenue and led the country as a top 5 manager.

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Education

Central Michigan University
Bachelor's Degree, Finance · (2011 - 2015)